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Exhibit (a)(1)(D)

Offer to Purchase for Cash
by
SAVIENT PHARMACEUTICALS, INC.
of
Up to 10,000,000 Shares of its Common Stock
(including the Associated Preferred Share Purchase Rights)
at a Purchase Price Not Greater Than $6.80 nor Less Than $5.80 Per Share

THE TENDER OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 9:00 A.M., NEW YORK CITY TIME, ON SEPTEMBER 12, 2006, UNLESS THE TENDER OFFER IS EXTENDED

August 14, 2006

To Brokers, Dealers, Commercial Banks,
Trust Companies and Other Nominees:

Enclosed for your consideration is an Offer to Purchase dated August 14, 2006 (the “Offer to Purchase”) relating to an offer by Savient Pharmaceuticals, Inc., a Delaware corporation (the “Company”), to purchase for cash up to 10,000,000 shares of its common stock, par value $0.01 per share, including the associated preferred share purchase rights (the “rights”) issued under the Rights Agreement dated as of October 7, 1998, between the Company and American Stock Transfer & Trust Company, as Rights Agent, as amended, at a price not greater than $6.80 nor less than $5.80 per share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal (which together, as they may be amended and supplemented from time to time, constitute the “Tender Offer”). Please furnish copies of the enclosed materials to those of your clients for whom you hold shares registered in your name or in the name of your nominee. Unless the context otherwise requires, all references to the shares shall refer to the common stock of the Company and shall include the rights, and unless the rights are redeemed prior to the expiration of the Tender Offer, a tender of the shares will constitute a tender of the rights.

Enclosed with this letter are copies of the following documents:

1.	Offer to Purchase dated August 14, 2006;

2.
Letter of Transmittal, for your use in accepting the Tender Offer and tendering shares and for the information of your clients, including the Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9;

3.
Notice of Guaranteed Delivery with respect to shares, to be used to accept the Tender Offer in the event you are unable to deliver the share certificates, together with all other required documents, to the Depositary before the Tender Offer expires, or if the procedure for book-entry transfer cannot be completed before the Tender Offer expires;

4.
Form of letter that may be sent to your clients for whose accounts you hold shares registered in your name or in the name of your nominee, with an Instruction Form provided for obtaining such clients’ instructions with regard to the Tender Offer; and

5.	Return envelope addressed to American Stock Transfer & Trust Company, the Depositary for the Tender Offer.

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The Tender Offer is not conditioned upon any minimum number of shares being tendered. The Tender Offer is, however, subject to certain conditions, which are described in Section 7 of the Offer to Purchase.

We urge you to contact your clients promptly. Please note that the Tender Offer, proration period and withdrawal rights will expire at 9:00 a.m., New York City time, on September 12, 2006, unless the Tender Offer is extended.

Under no circumstances will interest be paid on the purchase price, including but not limited to, by reason of any delay in making payment.

The Company will not pay any fees or commissions to brokers, dealers or other persons (other than fees to the Dealer Manager and the Information Agent as described in the Offer to Purchase) for soliciting tenders of shares in the Tender Offer. The Company will, however, upon request, reimburse brokers, dealers and commercial banks for customary mailing and handling expenses incurred by them in forwarding the Tender Offer and related materials to the beneficial owners of shares held by them as a nominee or in a fiduciary capacity. No broker, dealer, commercial bank or trust company has been authorized to act as the Company’s agent or the agent of the Dealer Manager, the Information Agent or the Depositary for purposes of the Tender Offer. The Company will pay or cause to be paid all stock transfer taxes, if any, on its purchase of shares, except as otherwise provided in Instruction 7 in the Letter of Transmittal.

Questions and requests for assistance may be directed to the Information Agent or to the Dealer Manager, at their respective addresses and telephone numbers set forth on the back cover of the Offer to Purchase. Requests for additional copies of the Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery should be directed to the Information Agent.

Very truly yours,

Citigroup Global Markets Inc.

Nothing contained in this letter or in the enclosed documents shall render you or any other person the agent of the Company, the Depositary, the Dealer Manager, the Information
Agent or any affiliate of any of them or authorize you or any other person to give any information or use any document or make any statement on behalf of any of them with respect to the Tender Offer other than the enclosed documents and the statements contained therein.